UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-09618

(Check One):	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	[X] Form 10-Q	[_] Form 10-D	[_] Form N-SAR	[_] Form N-CSR

For Period Ended April 30, 2008
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:N/A

PART I - REGISTRANT INFORMATION

Navistar International Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4201 Winfield Road
Address of Principal Executive Office (Street and Number)

Warrenville, IL 60555
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[__]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navistar International Corporation (the “company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended April 30, 2008 (the “Report”).  The company recently completed its financial statements that were included in its Annual Report on Form 10-K for the fiscal year ended October 31, 2007, which was filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2008. As a result, the company will be unable to timely file the Report with the Commission by June 9, 2008, and will be unable to file the Report within the five-day extension provided by Rule 12b-25(b).  The company expects to file the Report by mid-2008.  Furthermore, the company expects to file its Quarterly Report on Form 10-Q for the period ended January 31, 2008 no later than the filing of the Form 10-Q for the period ended April 30, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
William A. Caton	(630)	753-2600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [_] Yes [X] No

The company has not filed its Quarterly Report on Form 10-Q for the period ended January 31, 2008.
________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No
________________________________________________________________________

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 28, 2008, the company issued a press release announcing, and presented a web cast including, our preliminary and unaudited guidance for key financial metrics for the first half of fiscal year 2008 as well as for the total year.  The company also furnished the web cast presentation and press release as Exhibits 99.1 and 99.2, respectively, to the Commission on our Current Report on Form 8-K filed on May 28, 2008.  In addition, on May 29, 2008, the company filed our Annual Report on Form 10-K for the fiscal year ended October 31, 2007.  The information provided in these filings indicates a significant change in results of operations for the first half of fiscal year 2008 as compared to the same period in 2007.

Sales and revenues for the first half of fiscal year 2008 are projected to be between $6.7 billion and $6.9 billion versus $6.1 billion in the comparable period in 2007.  In addition, profit before tax for the first half of fiscal year 2008 is estimated to be between $120 million and $200 million versus $6 million in the first half of 2007.

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions, including the risk of continued delay in the completion of our financial statements and the consequences thereof, the availability of funds, either through cash on hand or the company’s other liquidity sources, to repay any amounts due should any of the company’s debt become accelerated, and decisions by suppliers and other vendors to restrict or eliminate customary trade and other credit terms for the company’s future orders and other services, which would require the company to pay cash and which could have a material adverse effect on the company’s liquidity position and financial condition. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Item 1A. Risk Factors of our Form 10-K for the fiscal year ended October 31, 2007, which was filed on May 29, 2007.

Navistar International Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 9, 2008	By: /s/ William A. Caton
William A. Caton Executive Vice President and Chief Financial Officer